                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549-1004
                                    FORM 11-K

[X]             ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year end December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ___________.

Commission file number: 0-16271

A. Full title to the plan and the address of the plan:

                DVI Financial Services Inc. Employee Savings Plan
                                  2500 York Rd.
                                Jamison, PA 18929

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                   DVI, Inc.

                                 2500 York Rd.

                               Jamison, PA 18929
                                  215-488-5000

Financial statements and exhibits

(a)      Financial statements and supplemental schedules

                                                                       Page no.

The
         Independent Auditors' report                                     1
         Statement of Net assets available for benefits,
                   December 31, 2000 and 1999                             2
         Statements of changes in Net assets available for benefits       3
         Notes to Financial statements                                    4-7
         Supplemental Schedules as of December 31, 2000:
                   Item 27a - Schedule of Assets held for investment
                       purposes.                                          8
         Independent Auditors' Consent                                    9

(b) The Statement of Net assets available for Plan benefits of the Plan as of December 31, 2000 and the related statement of change in Net assets available for the Plan benefits and supplemental schedules for the year ended December 31, 2000, together with the Independent Auditors'
         Report and Consent are attached and filed herewith.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                DVI Financial Services Inc. Employee Saving Plan

                                /s/ Steven R. Garfinkel
                                -----------------------
                                Steven R. Garfinkel
                                CFO-DVI Financial Services Inc.
                                Date: 6/25/2001

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

                                                                        DELOITTE
                                                                        & TOUCHE
INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
DVI Financial Services, Inc. Employee Savings Plan
Jamison, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of DVI Financial Services, Inc. Employee Savings Plan ("The Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This
schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
---------------------
April 27, 2001

DELOITTE
TOUCHE
TOHMATSU

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                       2000                  1999

ASSETS:

Cash                                                  $      -              $       -

Investments (See Note 3)                              6,120,944             4,955,118

Receivables:
  Participants' contribution                              1,846                 1,422
  Employers' contribution                                   438                   348
                                                      ---------             ---------
      Total receivables                                   2,284                 1,770
                                                      ---------             ---------
Loans to participants                                   160,217               105,317
                                                      ---------             ---------

Total assets                                          6,283,445             5,062,205
                                                      ---------             ---------

LIABILITIES:

                 Total liabilities                        2,544                     -
                                                      ---------             ---------
NET ASSETS AVAILABLE FOR BENEFITS                    $6,280,901            $5,062,205
                                                      =========             =========

See notes to financial statements.

See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                              2000           1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment Income:
   Net Depreciation in fair value of investments      $   (550,482)      $   195,021
   Dividends                                               638,407           392,916
   Interest on loans to participants                         9,265             6,879
                                                      ------------       -----------

                                                            97,190          594, 816

   Contributions:
    Participants'                                        1,319,386         1,455,620
     Employers'                                            306,132           262,853
                                                      ------------       -----------
                                                         1,625,518         1,718,473

Total additions                                          1,722,708         2,313,289
                                                      ------------       -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants                              504,012           535,979
Other                                                           -              2,000
                                                      ------------       -----------

Total deductions                                           504,012           537,979

                                                      ------------       -----------

NET INCREASE                                             1,218,696         1,775,310
                                                      ------------       -----------

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                        5,062,205         3,286,895
                                                      ------------       -----------

End of year                                           $  6,280,901       $ 5,062,205
                                                      ============       ===========

See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF PLAN

The following description of the DVI Financial Services, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of DVI, Inc. and related subsidiaries (the "Company") who have three months of service and are age 18 or older. The Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Prudential Bank and Trust Company (the "Trustee") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. CONTRIBUTIONS - Each year, participants may contribute from 1% up to 17% of pretax annual compensation, as defined in the Plan document. Effective January 1, 2000, the Company matches contributions at 25% of the participant's contribution to the Plan not to exceed $2,625 in the Plan year. Additional amounts may be contributed at the option of the Company's Board of Directors.

         c. PARTICIPANT ACCOUNTS - Each participant's account is credited with (a) the participant's contributions (b) the Company's contributions and, (c) the allocation Plan earnings. Allocations are based on earnings of participant account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are allocated to active participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Administrative expenses are paid by the Plan sponsor.

         d. VESTING - Participants are immediately vested in their contributions plus earnings thereon. Vesting in the DVI Financial Services, Inc. contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service.

         e. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any increments which total 100% in any combination of the following funds. The Company's matching contributions are contributed into the funds elected by the participant. Participants may elect different funds for these matching contributions.

                           PRUDENTIAL EQUITY FUND - Funds are invested in common stocks of major, established corporations which have prospects of price appreciation greater than broadly based stock indices.

                           PRUDENTIAL WORLD FUND - Funds are invested in diversified securities and other debt obligations of U.S. and non-U.S. issuers.

                           PRUDENTIAL ALLOCATION FUND - Funds are invested in a combination of stocks and bonds of major established companies, as well as money market instruments.

                           PRUDENTIAL UTILITY FUND - Funds are invested in equity and debt securities of utility companies, primarily electric, gas and telephone companies.

                           PRUDENTIAL GOVERNMENT INCOME FUND - Funds are invested primarily in U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies.

                           PRUDENTIAL NATURAL RESOURCE FUND - Funds are invested in securities of foreign and domestic companies that own, explore, mine, process, or otherwise develop, or provide goods and services with respect to natural resources.

                           PRUDENTIAL GOVERNMENT MONEY MARKET FUND - Funds are invested in obligations issued or guaranteed by the U.S. Government.

                           DVI, INC. COMMON STOCK - Funds are invested in the common stock of DVI, Inc.

                           PRUDENTIAL STOCK INDEX FUND - Funds are invested in the stock of large companies that are fairly representative of the overall stock market in both size and price.

                           PRUDENTIAL JENNISON GROWTH FUND - Funds are invested in large domestic and foreign companies with high growth expectations in rapidly expanding industries such as technology, health care or multinational companies with high foreign sales.

                  Participants may change or transfer their investment options monthly.

         f. LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund, in which the participant's account is invested, and the loan fund. Loan terms range from 1 to 5 years. A loan term longer than 5 years may be approved if the loan will be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan Administrator as defined in the Plan Document. Principal and interest are repaid through bi-weekly payroll deductions.

         g. PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period not to exceed the life expectancy of the participant. Amounts payable to such participants at December 31, 2000 and 1999 were $2,544 and $0, respectively.

         h. CASH - Represents paid employer and employee contributions that have yet to be recorded by the Trustee.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         b. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         c. VALUATION OF INVESTMENTS - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         d. EXPENSES - The Plan's expenses are paid by the Company, as provided by the Plan document.

3.       INVESTMENTS EXCEEDING 5% OF NET ASSETS

         The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2000 and 1999 are as follows:

         INVESTMENT                                        2000           1999
         Prudential Equity Fund                        $1,588,366    $ 1,535,486
         Prudential World Fund                            865,392        950,448
         Prudential Allocation Fund                           -          462,215
         Prudential Utility Fund                          661,949        395,270
         Prudential Government Money Market Fund          636,989        485,176
         DVI, Inc. Common Stock                           496,730        556,851
         Prudential Stock Index Fund                      958,237            -
         Prudential Jennison Growth Fund                  458,086            -

         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $550,482.

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Prudential Investments. Prudential Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, which is prepared on a cash basis:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                               2000           1999
         Net assets available for benefits per the
         financial statements                             $  6,280,901    $ 5,062,205

         Less:  Participant contributions receivable            (1,846)        (1,422)
                Employer contribution receivable                  (438)          (348)

         Add:   Participant benefits payable                     2,544           -
                                                          ------------    -----------
                Net assets available for benefits
                per the Form 5500                         $  6,281,161    $ 5,060,435
                                                          ============    ===========

7.       TAX STATUS

         The Plan was established by the Company by an adoption of the Prudential Investments Prototype Standardized Employee Savings Plan, which obtained its latest opinion letter from the Internal Revenue Service ("IRS") dated March 11, 1994, regarding the latest amendment to the prototype. The Plan has not received a determination letter from the IRS; however, the Company believes that the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                 * * *   * * *

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000

IDENTITY OF ISSUE/
DESCRIPTION OF INVESTMENT

                                                                              FAIR
                                                              COST            VALUE
Prudential Equity Fund - mutual fund*                       $ 1,722,877     $1,588,366
Prudential World Fund - mutual fund*                            977,465        865,392
Prudential Utility Fund - mutual fund*                          597,967        661,949
Prudential Government Income Fund - mutual fund*                158,316        158,969
Prudential Natural Resources Fund - mutual fund*                223,393        296,226
Prudential Government Money Market Fund - money market*         636,929        636,989
DVI, Inc. Common Stock*                                         433,190        496,730
Prudential Stock Index Fund - mutual fund*                    1,012,086        958,237
Prudential Jennison Growth Fund - mutual fund*                  582,049        458,086
Loans to participants (6.0 to 8.5%)                                   0        160,217
                                                                             ----------
                                                                             $6,281,161
                                                                             ==========

* Indicates Party-in-Interest to the plan.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984
Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

                                                                        DELOITTE
                                                                        & TOUCHE

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference of our report dated April 27, 2001, appearing in this Annual Report on Form 11-K of DVI Financial Services, Inc. Employee Savings Plan, Commission File Number 0-16271, for the year ended December 31, 2000.

/s/ Deloitte & Touche LLP
---------------------
June 22, 2001

Deloitte
Touche
Tohmatsu